INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

March 14, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Division of Investment Management

Washington, D.C. 20549

Re:	Investment Managers Series Trust II File No. 333-191476 and 811-22894 (the “Registrant”) on behalf of the AXS Large Cap Theta Fund

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Trust hereby requests the withdrawal of its Post-Effective Amendment (“PEA”) No. 266 under the Act and Amendment No. 269 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A together with all exhibits filed therewith (EDGAR Submission Type 485APOS/Accession No. 0001398344-21-023164) (the “Amendment”).

The Amendment was filed electronically with the Securities and Exchange Commission via EDGAR on December 1, 2021 in order to register a new series of the Trust and is being withdrawn because the Trust has decided not to offer this series at this time. The Amendment was initially scheduled to become effective on February 14, 2022 and subsequently extended with PEA No. 283 filed on February 11, 2022. No securities have been issued or sold in connection with this registration.

If you have any questions or require further information, do not hesitate to contact Diane Drake at (626) 385-5777 or diane.drake@mfac-ca.com.

Thank you for your assistance in this matter.

Sincerely,

/s/ Mel de Leon

Mel de Leon, on behalf of

Investment Managers Series Trust II